Exhibit 99.1

New Precision Oncology Tests to Drive Personalised Therapies and Improved Treatment Outcomes

Melbourne, Australia, April 17, 2024 Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease, is pleased to announce the Company has established a precision oncology division and announced its highly anticipated portfolio of new diagnostic tests under its geneType precision oncology brand.

The proprietary-developed tests will provide invaluable information to medical oncologists, helping determine which therapies will have the most efficacious impact in treating a range of cancers including, melanoma, lung, pancreatic, colorectal, breast, ovarian and brain cancers.

●	Huge market opportunity for this advanced portfolio of methylation, mutation and liquid biopsy tests.
●	Earlier detection of a range of cancers leads to significantly improved patient outcomes.
●	These new tests will transform oncology diagnostics, companion diagnostics, and disease monitoring.
●	A guideline-driven approach for reimbursement makes tests accessible and affordable for patients.

The global liquid biopsy and methylation market has a combined valuation of over USD 11 billion. The portfolio will include methylation tests, developed in collaboration with the University of Melbourne Department of Surgery, which identify unique features of the cancer such as methylation patterns. The range will also include solid tumour mutation tests to identify the molecular signature of tumours and detect mutations, and liquid biopsy tests to monitor disease progression.

According to Grand View Research (GVR), the global genomics market in 2023 was valued at USD 32.65 billion and projected a compound annual growth rate (CAGR) of 16.5% from 2024 to 2030. The firm back in 2021, estimated the DNA methylation market at USD 1,242.5 million and with a CAGR of 14.67% from 2022 to 2030. And two years later, GVR valued the global liquid biopsy market size at USD 10.42 billion in 2023 and predicted a CAGR of 11.60% from 2024 to 2030. Subsequently, this new test portfolio will provide GeneType with access to a significant market opportunity within the next 12 months.

GeneType is building a guideline-driven approach with a goal to achieve reimbursement across its test portfolio. This will significantly drive uptake by making genomic tests widely available and financially accessible to eligible patients.

Dr. Muchnicki, leading this new division at GeneType said, “The ability to deliver accurate companion-diagnostic solutions are paramount for best-in-class outcomes, translating into better survival, lower morbidity and lower cost to the health system.”

Precision oncology tests drive a more personalised care approach, delivered with greater accuracy. This portfolio of new genomic tests will dramatically change the landscape of oncology diagnostics and help achieve better treatment outcomes for patients.

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Authorised for release by the Board of Directors.

Enquiries

Simon Morriss

Chief Executive Officer

E: investors@genetype.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

Forward Looking Statements

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